This Prospectus Supplement filed pursuant to Rule 424(b)(3)

Registration No. 333-147433

$225,000,000

9.00% Convertible Senior Notes due 2012

36,858,060 Shares of Common Stock

This prospectus supplement relates to the resale by certain selling securityholders of our 9.00% Convertible Senior Subordinated Notes due 2012. This is a supplement to the prospectus dated November 15, 2007.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates certain information in the prospectus and, accordingly, supersedes that information contained in the prospectus.

Investing in the notes and our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the prospectus dated November 15, 2007 and as updated in any filings made with the Securities and Exchange Commission that are incorporated by reference in the prospectus.

The notes and the shares of our common stock issuable upon their conversion have not been approved or recommended by any U.S. federal, state or foreign securities commission or regulatory authority. Furthermore, those authorities have not been requested to confirm the accuracy or determine the adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes were originally issued by us and sold to UBS Investment Bank, to whom we refer to in this prospectus supplement as the “initial purchaser,” in transactions exempt from the registration requirements of the federal securities laws. The initial purchaser resold the notes to persons reasonably believed by it to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes.

The table under the caption “Selling Securityholders” beginning on page 78 of the prospectus is hereby supplemented by adding to it the information regarding certain selling securityholders set forth in the table entitled “Additional Selling Securityholders” below. Set forth below are the names of the selling securityholders, the principal amount of the notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which the notes are convertible, each to the extent known to us as of the date of this prospectus supplement. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years. To the extent information concerning any selling securitiyholders was disclosed in the prospectus or any previous prospectus supplement, the information contained in the table entitled “Additional Selling Securityholders” below supersedes such prior information in its entirety.

The selling securityholders identified below and in the prospectus may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Additional Selling Securityholders

Name	Aggregate Principal Amount of Notes that May be Sold(1)	Percentage of Notes Outstanding	Common Stock Owned Prior to Conversion	Common Stock Registered Hereby(2)
Bayerische Hypo-und Vereinsbank AG(26)	$2,000,000	*	—	327,627
Ellington Overseas Partners, LTD(27)	$1,000,000	*	—	163,813
GPC LIX, LLC(28)	$256,000	*	—	41,936
GPC LX, LLC(a)(29)	$5,000	*	—	819
Guggenheim Portfolio Company XXXI, LLC(28)	$930,000	*	—	152,326
HFR RVA Combined Master Trust(28)	$442,000	*	—	72,405
RCG Latitude Master Fund, Ltd(30)	$5,300,000	2.36%	—	868,212
RCG PB, Ltd(31)	$4,350,000	1.93%	—	712,589
The Northwestern Mutual Life Insurance Company – General Account(a)(32)	$5,000,000	2.22%	—	819,068
The Northwestern Mutual Life Insurance Company – Group Annuity Separate Account(a)(32)	$300,000	*	—	49,144
Whitebox Convertible Arbitrage Partners, LP(28)	$8,710,000	3.87%	—	1,426,816
Whitebox Hedged High Yield Partners, LP(28)	$1,662,000	*	—	272,258
Wolverine Convertible Arbitrage Funds Trading Limited(a)(33)	$8,245,000	3.66%	1,000,000	1,350,643
Xavex Convertible Arbitrage 5(34)	$350,000	*	—	57,334

*	Less than 1 percent.

(a) The selling securityholder is an affiliate of a broker-dealer. In the ordinary course of business the broker-dealers, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, securities of the company or its affiliates, for such broker-dealers’ own accounts or for the accounts of others. Other affiliates of the broker-dealers, including investment affiliates, may in the ordinary course of business, effect transactions in the securities of the company.

(b) The selling securityholder is a broker-dealer. In the ordinary course of business the broker-dealers, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, securities of the company or its affiliates, for such broker-dealers’ own accounts or for the accounts of others. Other affiliates of the broker-dealers, including investment affiliates, may in the ordinary course of business, effect transactions in the securities of the company.

(1) In each case, represents all notes held by each selling securityholder.

(2) Assumes conversion of all of the selling securityholder’s notes at a conversion rate of 163.8136 shares of common stock per $1,000 principal amount notes. The conversion rate of the notes will be increased if the average of the volume-weighted average price our common stock for a 20 consecutive day period ending on, but not including, August 1, 2008 is less than the floor price. See “Description of notes—Conversion Rights—Adjustment to the conversion rate on August 1, 2008.” Common stock registered hereby of each selling securityholder represents less than 1 percent of our outstanding common stock, except where noted otherwise.

(26) Carsten Richter is the controlling person of this selling securityholder.

(27) Ellington Management Group, LLC is the investment adviser of the selling securityholder. Michael Vranos, as principal of Ellington Management Group, LLC, has voting and investment control of the registrable securities. Mr. Vranos disclaims beneficial ownership over the registrable securities except to the extent of any indirect ownership interest he may have in such securities through his economic participation in the selling securityholder.

(28) Andrew J. Redleaf, managing member of G.P., is the controlling person of this selling securityholder.

(29) GPC LX, LLC is a Delaware limited liability company. The limited liability company manager of GPC LX, LLC is Guggenheim Advisors, LLC (“GA”). The investment manager of GPC LX, LLC is Wolverine Asset Management, LLC (“WAM”). Christopher Gust is the portfolio manager that oversees the investment of the assets of GPC LX, LLC on behalf of WAM. Each of GA, WAM and Mr. Gust disclaims beneficial ownership of these registrable securities. IAM Capital Corporation (“IAM”), a limited purpose registered broker/dealer, is an indirect affiliate of GPC LX, LLC because both IAM ad GPX, LLC are under the common control of The Governor and Company of the Bank of Ireland, through its subsidiaries.

(30) Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment advisor of RCG Latitude Master Fund, Ltd. (“Latitude”) consequently has voting control and investment discretion over securities held by Latitude. Ramius Capital disclaims beneficial ownership of the registrable securities held by Latitude. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any registrable securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these registrable securities.

The investment advisor to RCG Latitude Master Fund, Ltd. is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any registrable securities purchased in this offering by RCG Latitude Master Fund, Ltd. and will receive no compensation whatsoever in connection with sales of the registrable securities purchased in this transaction.

(31) Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment advisor of RCG PB, Ltd (“RCG PB, Ltd”) consequently has voting control and investment discretion over securities held by RCG PB, Ltd. Ramius Capital disclaims beneficial ownership of the registrable securities held by RCG PB, Ltd. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any registrable securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these registrable securities.

The investment advisor to RCG PB, Ltd is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any registrable securities purchased in this offering by RCG PB, Ltd and will receive no compensation whatsoever in connection with sales of registrable securities purchased in this transaction.

(32) NML Variable Annuity Account A and NML Variable Annuity Account C, separate accounts of Northwestern Mutual, have variable annuity contracts registered under the Securities Act of 1933, as amended. As such, these separate accounts are not investment companies; however, Northwestern Mutual does file reports under the Securities Exchange Act of 1934, as amended, in respect of the two separate accounts.

Northwestern Mutual is a mutual insurance company, without capital stock, incorporated in 1857 by special act of the Wisconsin legislature. Northwestern Mutual is organized and operated for the mutual protection and benefit of those persons who hold insurance policies or annuity contracts issued by it or who have beneficial interests in such policies or contracts. No individual policyholder or group of policyholders is a controlling entity. Northwestern Investment Management Company, LLC (“NIMC”), a wholly owned company of Northwestern Mutual, is the investment adviser to Northwestern Mutual for its Group Annuity Separate Account with respect to the registrable securities. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the registrable securities and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such registrable securities. However, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for the purposes of section 13(d) or 13(g) of such Act, the beneficial owner of any registrable securities covered by the statement.

(33) This selling securityholder is indirectly through one or more intermediaries under common control with Wolverine Trading, LLC. Christopher Gust, Robert Bellick, Andy Sujdak and Jim Harkness are the controlling persons of this selling securityholder. Each of Messrs. Gust, Bellick, Sujdak and Harness disclaims beneficial owners of the registrable securities.

(34) Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment advisor of Xavex Convertible Arbitrage 5 (“Xavex”) consequently has voting control and investment discretion over securities held by Xavex. Ramius Capital disclaims beneficial ownership of the registrable securities held by Xavex. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any registrable securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these registrable securities.

The investment advisor to Xavex Convertible Arbitrage 5 is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any registrable securities purchased in this offering by Xavex Convertible Arbitrage 5 and will receive no compensation whatsoever in connection with sales of registrable securities purchased in this transaction.

The date of this prospectus supplement is February 1, 2008.